Schedule 13D

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13-d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 2)*

                      NETWORK EQUIPMENT TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  641 208 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           East Peak Partners, L.P.
                           101 California Street, Suite 4050
                           San Francisco, CA 94111
                           (415) 675-3200

                                 with a copy to:

                           Phillip Gordon
                           Perkins Coie LLP
                           131 S. Dearborn Street, Suite 1700
                           Chicago, IL 60603-5559
                           (312) 324-8400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 8, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

Schedule 13D


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           EAST PEAK PARTNERS, L.P.                    94-3238955
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2       (a)  [ ]
           (b)   X
--------------------------------------------------------------------------------
         SEC USE ONLY
   3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS  (See Instructions)
   4
           WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
   5      [ ]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           CALIFORNIA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7                              2,700,000
   NUMBER OF       -------------------------------------------------------------
    SHARES                SHARED VOTING POWER
 BENEFICIALLY      8                              0
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9                              2,700,000
    PERSON         -------------------------------------------------------------
     WITH                 SHARED DISPOSITIVE POWER
                   10                             0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         2,700,000
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
  12      [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
         10.81%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON  (See Instructions)
  14
           PN
--------------------------------------------------------------------------------

Schedule 13D


--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           JGE CAPITAL MANAGEMENT, LLC               94-3236500
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2       (a)  [ ]
           (b)   X
--------------------------------------------------------------------------------
         SEC USE ONLY
   3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS  (See Instructions)
   4
           WC, AF, OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
   5      [ ]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           CALIFORNIA
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7                         2,719,500 (see Item 5)
   NUMBER OF       -------------------------------------------------------------
    SHARES                SHARED VOTING POWER
 BENEFICIALLY      8                         0
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9                         2,719,500 (see Item 5)
    PERSON         -------------------------------------------------------------
     WITH                 SHARED DISPOSITIVE POWER
                   10                        0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
          2,719,500
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
  12      [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          10.89%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON  (See Instructions)
  14
           PN
--------------------------------------------------------------------------------

Schedule 13D


CUSIP No. 640 208 10 3


--------------------------------------------------------------------------------
         NAMES OF REPORTING PERSONS                I.R.S. IDENTIFICATION NOS. OF
   1                                               ABOVE PERSONS (Entities Only)
           JEFFREY G. EDWARDS
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
   2       (a)  [ ]
           (b)   X
--------------------------------------------------------------------------------
         SEC USE ONLY
   3

--------------------------------------------------------------------------------
         SOURCE OF FUNDS  (See Instructions)
   4
           PF, OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
   5      [ ]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                   7                         2,784,220 (see Item 5)
   NUMBER OF       -------------------------------------------------------------
    SHARES                SHARED VOTING POWER
 BENEFICIALLY      8                         0
   OWNED BY        -------------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
   REPORTING       9                         2,784,220 (see Item 5)
    PERSON         -------------------------------------------------------------
     WITH                 SHARED DISPOSITIVE POWER
                   10                        0
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
         2,784,220
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
  12      [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
          11.15%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON  (See Instructions)
  14
           IN
--------------------------------------------------------------------------------

----------

Schedule 13D

This Amendment No. 2 amends, supplements and restates Amendment No. 1 to
Schedule 13D filed with the Securities and Exchange Commission on August 20, 2004 and the original Schedule 13D filed with the Securities Exchange Commission on July 27, 2004.

Schedule 13D


Item 3. Source and Amount of Funds or Other Consideration.

      The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of Common Stock (the "Shares") are as follows:

             Name                 Source of Funds             Amount of Funds
             ----                 ---------------             ---------------
         East Peak                WC                          $ 19,739,948

         JGE Capital              WC, AF, OO                       142,914

         Mr. Edwards              PF, OO                           444,631

Item 4. Purpose of Transaction.

      The Reporting Persons have acquired the Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investments in the Shares. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease their investment positions.

      Whether the Reporting Persons purchase any additional Shares or dispose of any Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of Shares for purchase at particular price levels, the Issuer's and the Reporting Persons' businesses and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of directors and management of the Issuer, the availability and nature of opportunities to dispose of the Reporting

Schedule 13D


Persons' interests in the Issuer, the existence of any legal restrictions on the purchase or sale of any Shares and other plans and requirements of the Reporting Persons. Depending upon their individual assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional Shares (by means of open market or privately negotiated purchases) or to dispose of some or all of the Shares held by them or under their control.

      Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

      (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 24,960,842 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2004.

      (b) East Peak

      The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 2,700,000 Shares, which constitutes approximately 10.81% of the outstanding shares of Common Stock.

      JGE Capital

      Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,719,500 Shares, which constitutes approximately 10.89% of the outstanding shares of Common Stock.

      Mr. Edwards

      Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 2,784,220 Shares, which constitutes approximately 11.15% of the outstanding shares of Common Stock.

      (c) During the sixty days prior to the date of this filing, East Peak has purchased in open market transactions on the National Association of Securities Dealers Automated Quotation System (Nasdaq) shares of Common Stock as set forth in Schedule I attached hereto.

      (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by such Reporting Person.

      (e) Not applicable.

Schedule 13D


Item 7. Material to be Filed as Exhibits.

Exhibit      Document Description
-------      --------------------

A            Agreement Pursuant to Rule 13d-1(k)(1)(iii)

Schedule 13D



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 18, 2005

                                            EAST PEAK PARTNERS, L.P.
                                            By: JGE CAPITAL MANAGEMENT, LLC
                                            Its: General Partner

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            JGE CAPITAL MANAGEMENT, LLC

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            /s/ Jeffrey G. Edwards
                                            ----------------------
                                            Jeffrey G. Edwards

SCHEDULE 13D



             SCHEDULE I TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.
                               (sixty days prior)

                                                               PRICE          WHERE/HOW
REPORTING         DATE OF                     NUMBER OF         PER           TRANSACTION
 PERSON         TRANSACTION        TYPE        SHARES(#)       SHARE($)       EFFECTED
---------       -----------        ----       ----------       --------       ------------
East Peak        02/24/05           Buy          2,100          $7.2295       Open Market/Broker
East Peak        02/25/05           Buy          3,800          $7.2982       Open Market/Broker
East Peak        03/02/05           Buy          9,000          $7.2842       Open Market/Broker
East Peak        03/03/05           Buy         35,100          $7.2567       Open Market/Broker
East Peak        03/04/05           Buy         86,000          $7.4368       Open Market/Broker
East Peak        03/07/05           Buy         39,100          $7.6060       Open Market/Broker
East Peak        03/08/05           Buy         38,300          $7.5298       Open Market/Broker
East Peak        03/09/05           Buy         32,500          $7.4672       Open Market/Broker
East Peak        03/10/05           Buy         29,500          $7.5064       Open Market/Broker
East Peak        03/11/05           Buy         15,000          $7.4739       Open Market/Broker
East Peak        03/14/05           Buy         59,600          $7.6008       Open Market/Broker

Schedule 13D



                                    EXHIBIT A

      Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

DATED: March 18, 2005

                                            EAST PEAK PARTNERS, L.P.
                                            By: JGE CAPITAL MANAGEMENT, LLC
                                            Its: General Partner

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            JGE CAPITAL MANAGEMENT, LLC

                                            By: /s/ Jeffrey G. Edwards
                                                ----------------------
                                            Jeffrey G. Edwards
                                            Its: Principal

                                            /s/ Jeffrey G. Edwards
                                            ----------------------
                                            Jeffrey G. Edwards